EXHIBIT 99.1

Galapagos to host its R&D Update 2022 in New York on 4 November 2022

Mechelen, Belgium; 17 October 2022, 07.30 CET; - Galapagos NV (Euronext & NASDAQ: GLPG) today announced that it will host its R&D Day 2022 for analysts, investors and financial press on Friday, 4 November 2022.

The live event will take place at the Yale Club in New York City from 8:00 am to 10:30 am EDT (13.00 to 15.30 CET). The event will feature presentations by key opinion leaders (KOLs) and management on the company’s strategic objectives, scientific pipeline and commercial progress. The company will also discuss its third quarter financial results, which are scheduled to be published on 3 November 2022.

A live webcast of the event will be accessible through the Investor Center on the company’s website and will be available for replay following the event. Interested parties can register for the webcast utilizing the following link: webcast registration, and participate in the Q&A by telephone conference via the following link: telephone conference registration.

About Galapagos
Galapagos is a fully integrated biotechnology company focused on discovering, developing, and commercializing innovative medicines. We are committed to improving patients’ lives worldwide by targeting diseases with high unmet needs. Our R&D capabilities cover multiple drug modalities, including small molecules and cell therapies. Our portfolio comprises discovery through to Phase 4 programs in inflammation, oncology, fibrosis, and other indications. Our first medicine for rheumatoid arthritis and ulcerative colitis is available in the European Union, Norway, Great Britain, and Japan. For additional information, please visit www.glpg.com or follow us on LinkedIn or Twitter.

Contact
Galapagos R&D Update 2022 Contact:
Melody Carey
President and CEO
Rx Communications Group, LLC
mcarey@rxir.com

Investors:
Sofie Van Gijsel
Head of Investor Relations
+1 781 296 1143

Sandra Cauwenberghs
Director Investor Relations
+32 495 58 46 63
ir@glpg.com

Media:
Marieke Vermeersch
Head of Corporate Communication
+32 479 490 603
media@glpg.com

Forward-looking statements

This release may contain forward-looking statements. Such forward-looking statements are not guarantees of future results. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any forward-looking statements in this document, unless specifically required by law or regulation.